UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUED PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2004

Commission File Number 000-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

12 Abba Hillel Silver Street
Lod 71111
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, include below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Attached hereto and incorporated by reference herein is a press release of the registrant, dated April 29, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: April 29,2004	NUR MACROPRINTERS LTD. BY: /S/ David Amir —————————————— David Amir Chief Executive Officer

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS FIRST QUARTER 2004 RESULTS

Revenues of $18.5 Million, up 8% from First Quarter 2003

Operating Income in Excess of $300,000 vs. a Loss of $1.1 Million in 2003

LOD, Israel, April 29, 2004 – NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems, today reported its unaudited financial results for the first quarter ended March 31, 2004.

Revenues for the first quarter of 2004 were $18.5 million, an 8% increase compared to $17.1 million in the first quarter of 2003. Operating income in the first quarter of 2004 was $309,000 and net loss was ($1.0) million or ($0.05) per basic share, compared to an operating loss of ($1.1) million and a net loss of ($1.5) million or ($0.09) per basic share in the first quarter of 2003.

Following a previously announced round of financing of $3.0 million from private investors (of which $0.4 million will be recorded in April) and conversion of the remaining $1.5 million out of the $3.5 million stand by loan, the Company reported a positive net equity of $1.7 million at March 31, 2004 vs. a negative equity of $1.5 million on December 31, 2003.

David Seligman, Chief Financial Officer of NUR Macroprinters, commented, “This quarter marks the first quarter of operation after completion of the organizational changes initiated in 2003. With the charges and inventory write-off recorded last year and the cost associated with those changes behind us, we are on track to move forward with our plans and strategy. We are pleased to report our second consecutive quarter of operating income and increased revenues compared to the first quarter of 2003 and expect our increased capacity to maintain our future growth.”

David Amir, President and CEO, continued, “Since the beginning of the year, there has been a heightened interest in our expanding, technologically-advanced product line, which has already translated into increased sales. We participated in the Sign UK show in March and the International Sign Expo (ISA) in April, where we introduced the NUR Expedio™, our new high-speed UV Curable superwide inkjet production printer. We also announced the release of our new mid-range flatbed, the NUR Tempo L and the new version of the Fresco – Fresco 2. We anticipate continued excitement in our products when we exhibit at the DRUPA show in Germany in May, the largest print show in the world.”

The Company reported no change in its outlook for the full year 2004 other then adjusting the number of outstanding shares after the above-mentioned financing and EPS calculation resulting from the new number of shares. It expects to record revenues of $80 to $82 million, with gross margins of 41-43% and operating expenses of $29 to $30 million. As a result of financial and other expenses of $2.0 to $2.8 million, the Company expects to report a net profit of $2.0 to $2.5 million, or $0.07 to $0.10 cents per share, for the full year 2004. This compares with revenues of $65.6 million, gross margin of 40%, operating expenses of $27.6 million and a net loss of $3.6 million or ($0.21) per share in full year 2003 (all on a non-GAAP basis). The Company noted that in line with the practice of many other pubic companies, it would now provide guidance only on full year expectations.

The Company will host a conference call to discuss these results on Thursday, April 29 at 10:00 am EST (17:00 Israel time). To participate, please call 1-888-858-4066 (U.S. toll free), 1-973-935-2401 (International) or +1-800-931-5196 (Israel toll free), ID Code: “4718016". A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company’s web site, www.nur.com through the Second Quarter 2004. The conference call also will be available for replay for 14 days starting 12:00pm EST on the day of the call, by calling 877-519-4471 (U.S.) or +973-341-3080 (International and Israel) and enter conference ID number “4718016 “.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR: Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

CONTACT:	David Seligman CFO
972-67-726-559
cfo@nur.com

PORTFOLIO PR:	Jerry Cahn / Dahlia Bailey
CONTACTS:	212-736-9224
jcahn@portfoliopr.com / dbailey@portfoliopr.com

(TABLES TO FOLLOW)

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

	March 31, 2004	December 31, 2003
	Unaudited	Audited

Current Assets :
Cash and cash equivalents	13,441	10,929	23%
Short-term restricted cash	---	144	(100%)
Accounts receivable - trade	24,022	18,571	29%
Other receivables and prepaid expenses	4,206	5,800	(27%)
Inventories	18,052	15,947	13%

Total Current Assets	59,721	51,391	16%

Long-term investments
Long-term accounts receivables - trade	556	758	(27%)
Investment in an affiliate	1,063	1,048	1%
Restricted long-term bank deposits	45	44	2%
Long-term prepaid expenses	81	84	(4%)
Severance pay funds	781	810	(4%)

	2,526	2,744	(8%)

Property, plant and equipment, net	5,347	6,084	(12%)

Other assets, net	706	736	(4%)

Deferred income taxes	989	989	0%

Total assets	69,289	61,944	12%

Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit and short-term bank loans	14,970	15,104	(1%)
Current maturities of long - term loans	1,655	862	92%
Trade payables	11,054	8,724	27%
Other accounts payable and accrued expenses	9,309	7,777	20%
Customer advances	512	54	848%

Total Current Liabilities	37,500	32,521	15%

Long -Term Liabilities :
Long - Term loans, net of current maturities	29,169	29,981	(3%)
Accrued severance pay	955	945	1%

Total Long -Term Liabilities :	30,124	30,926	(3%)

Shareholders' Equity :
Share capital	4,988	4,261	17%
Additional paid in capital	47,956	46,962	2%
Receipt on account of shares	4,094	1,534	167%
Accumulated other comprehensive loss	(1,274)	(1,137)	12%
Accumulated Deficit	(54,099)	(53,123)	2%

Total Shareholders' Equity	1,665	(1,503)	Nm

Total Liabilities and Shareholders' Equity	69,289	61,944	12%

NUR MACROPRINTERS LTD.

Consolidated Statements Of Operations

U.S. $ in thousands, except per share data

	Three Months Ended March 31
	2004	2003
	GAAP Unaudited	GAAP Unaudited

Revenues
Sales of printers and related products	$18,473	$17,084
Cost of sales of printers and related products	11,307	11,371

Gross profit	7,166	5,713
	38.8%	33.4%

Research & Development expenses	2,063	1,834
Less-Grants	0	(302)
Research & Development expenses, net	2,063	1,532
Selling expenses, net	2,223	3,004
General and administrative expenses	2,571	2,239
	4,794	5,243

Operating income (loss)	309	(1,062)

Financial expenses net	(1,144)	(379)
Other expense net	0	150
Beneficial Conversion Feature (1)	(135)	0

Income/(loss) before taxes and equity losses	(970)	(1,291)

Taxes on income	(6)	(166)

Net Income/(Loss) for the period	$(976)	$(1,457)
	(5.28%)	(8.53%)

Profit/(Loss) per basic share	$(0.05)	$(0.09)
Profit/(Loss) per diluted share	---	---

Weighted average number of shares
outstanding during the period	20,705,229	17,132,953

(1)	Non Cash and Non Equity charge of $135k for beneficial conversion feature related to the conversion of convertible loan